EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of January 31, 2013 (the “Effective Date”), is entered into by and between Strategic Partners, Inc. aka Strategic Partners, a California corporation (“Seller”), and Cherokee Inc., a Delaware corporation (“Buyer”).  Seller and Buyer shall be referred to from time to time singly as a “Party” and jointly as the “Parties”.

PREAMBLE

A.                                    Seller has previously acquired from Buyer certain assets pursuant to the terms of an Asset Purchase Agreement, dated as of July 17, 1995, by and between Buyer and Seller (the “Original APA”), a copy of which is attached hereto (without exhibits) as Exhibit A, including rights related to uniform apparel to school, medical, corporate, military, governmental, hospitality, hotel, motel, airline, clean room, safety, industrial, police and fire markets (collectively, “Uniform Apparel”).

B.                                    In connection with the transactions contemplated by the Original APA, Seller and Buyer entered into a Mutual Consent, dated July 27, 1995 (the “Mutual Consent”) a copy of which is attached hereto as Exhibit B.

C.                                    Seller desires to sell to Buyer the Purchased Assets (defined below), and Buyer desires to purchase the Purchased Assets, on the terms and conditions hereinafter set forth.

D.                                    The Parties are willing to make certain representations and warranties to each other and to indemnify each other with respect to certain types of claims, in each case and collectively to induce the sale of the Purchased Assets by Seller and the purchase of the Purchased Assets by Buyer, all on the terms and conditions hereinafter set forth.

E.                                     In addition, Seller and Buyer entered into that certain agreement dated February 13, 2008 (the “Introduction Agreement”) by which Seller is to pay Buyer a commission based upon revenues Seller receives pursuant to that certain License Agreement between Seller and Target Corporation (aka “Target Stores”) dated November 12, 2007, as amended August 27, 2010 (the “Target License”).

NOW, THEREFORE, in consideration of the mutual covenants of the parties as hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto hereby agree as follows:

1.                                      Purchase and Sale of Assets.

(a)                                 Upon the terms and subject to the conditions contained herein, on the Closing Date, Seller will sell, convey, transfer, assign and deliver to Buyer, and Buyer will acquire, accept, and purchase from Seller, the following assets (collectively, the “Purchased Assets”):

(i)                                     all of Seller’s worldwide right, title and interest in and to all past and present “Cherokee” Marks, including, without limitation, those shown in Schedule 1 attached hereto and incorporated herein by this reference (but excluding any Marks that Seller has not heretofore used in connection with the manufacture, marketing and sale of school uniforms and apparel marketed specifically to the school uniform market); and any and all priority rights, applications, registrations, and renewals, including, without limitation, those listed in Schedule 1, but only insofar as they relate to the manufacture, marketing and sale of school uniforms and apparel marketed specifically to the school uniform market (collectively, the “School Uniform Apparel Marks”) and expressly excluding any use of the foregoing Cherokee Marks in connection with any uniform and apparel market other than the school uniform and school apparel market (the “Non-School Uniform Markets”), along with all goodwill associated with the School Uniform Apparel Marks; and

(ii)                                  all of Seller’s Intellectual Property Rights associated with any of the foregoing.

(b)                                 Notwithstanding the foregoing, Seller shall retain and does not hereby agree to sell, convey, transfer, assign or deliver to Buyer, and Buyer does not hereby acquire any interest in, (i) Seller’s rights in and to the Marks or any Intellectual Property Rights associated therewith, insofar as they relate to the Non-School Uniform Markets, or (ii) any royalties or other payments payable to Seller related to or in respect of the Marks to the extent such royalties or other payments accrued or relate to the sale of products prior to January 31, 2013, subject to Seller’s payment to Buyer of commissions due under the Introduction Agreement.  Buyer acknowledges that certain products marketed and sold by Seller to Non-School Uniform Markets (e.g., polo shirts) may be similar to, or the same as, products hereafter sold by Buyer under or in connection with the School Uniform Apparel Marks.  For the avoidance of doubt, medical scrubs, whether or not marketed or sold for use by nursing, medical or other school students, shall not be deemed to be “school uniforms or apparel” for purposes of this Agreement.  Notwithstanding anything in this Agreement to the contrary, nothing herein shall be deemed to provide Seller with any rights beyond those acquired by Seller to the Cherokee Marks and Intellectual Property pursuant to the Original APA.

2.                                      Definitions.  For purposes of this Agreement:

(i)                                     “Intellectual Property Right(s)” means any and all rights (throughout the universe, in all media, now existing or created in the future, and for the entire duration of such rights) arising under statutory or common law, contract, or otherwise, and whether or not perfected, including without limitation, all (a) rights in and to Marks and (b) the right to sue for past, present or future infringement of any Intellectual Property Right(s), and any and all goodwill related to the foregoing.

(ii)               “Marks” means all marks, trademarks, trademark applications, trademark registrations, service marks, service mark applications, service mark registrations; trade names, brand names, registered and unregistered product names, logos, trade dress, symbols, slogans, tag lines or other source indicia.

3.                                      Closing; Purchase Price.

(a)                                 Closing of the transactions contemplated herein (the “Closing”) shall take place at the offices of Buyer on the date of this Agreement or such other date as the parties hereto may agree in writing (the “Closing Date”).

(b)                                 Simultaneously with the execution of this Agreement, subject to the terms and conditions set forth in this Agreement and in consideration of the sale, assignment, transfer and delivery of the Purchased Assets, Buyer will pay to Seller (by wire transfer of immediately available funds to the account or accounts designated by the Seller) an amount equal to Four Million Two Hundred Fifty Thousand Dollars ($4,250,000) (the “Purchase Price”).

(c)                                  At the Closing, Seller shall deliver such bills of sale, assignment instruments, powers of attorney or other documents or certificates as Buyer shall reasonably require in order to effect the sale and transfer of the Purchased Assets contemplated by this Agreement.  After the Closing, as requested by Buyer, Seller shall deliver to Buyer such documents as Buyer shall reasonably request in order to demonstrate Seller’s sale to Buyer of the Purchased Assets including, without limitation, such documents as Buyer shall reasonably request to record any assignments and seek any registrations thereof.

4.                                      No Assumed Liabilities.  Notwithstanding anything to the contrary contained in this Agreement Buyer shall not be deemed by anything contained in this Agreement or otherwise to have assumed any claims, demands, liabilities and obligations of Seller, however and whenever arising.

5.                                      Representations and Warranties of Seller.  Seller hereby makes the following representations and warranties to Buyer, each of which shall be true and correct as of the Closing Date and shall survive the Closing:

(a)                                 Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California.  Seller has full corporate power and authority to own and lease its properties (including the Purchased Assets) and to conduct its business as and where such business has been and is now being conducted.

(b)                                 Seller owns and has, and will transfer and deliver to Buyer at the Closing, good and marketable title to all of the Purchased Assets free and clear of all liens, claims, security interests, charges, rights, restrictions, options, hypothecations, or encumbrances of any kind or nature whatsoever (“Claims and Restrictions”), other than any Claims and Restrictions retained by or granted to Seller under the Original APA and Mutual Consent. Seller has complete and unrestricted power and right to sell, assign, convey and deliver the Purchased Assets to Buyer as contemplated hereby.

(c)                                  Except for the Target License, Seller has not assigned or granted any licenses or other rights with respect to any of the Purchased Assets.  Seller has not received any claims or notice that its use of the Purchased Assets or any of them infringes on any Intellectual Property Rights of any third party.  Seller has received no notice that any person or entity has claimed ownership of the School Uniform Apparel Marks and, to the knowledge of Seller, no person or entity has claimed such ownership.  All of Seller’s registrations and applications pending as of the Closing Date for the marks shown in Schedule 1 in Class 25 are listed in Schedule 1.

The Target License expired as of January 31, 2012; however, the parties thereto have continued to operate under the terms of the expired Target License.  Other than the Target License, no licensing agreements or manufacturing relationships resulted from the Introduction Agreement.

(d)                                 This Agreement has been duly authorized, executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable in accordance with its terms, except as limited by laws relating to bankruptcy or insolvency or general equitable principles. Seller has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

(e)                                  All consents, approvals, resolutions, authorizations, actions or orders, including, without limitation, those which must be obtained from governmental agencies or authorities, required of Seller for the authorization, execution and delivery by Seller of, and for the consummation by Seller of the transactions contemplated by, this Agreement have been obtained by Seller.

(f)                                   The execution and delivery of this Agreement by Seller does not, and the consummation by Seller of the transactions contemplated by this Agreement does not, (i) conflict with or violate any judicial or administrative order, award, judgment or decree applicable to Seller, or (ii) conflict with any of the terms, conditions or provisions of the articles of incorporation or bylaws of Seller, or any mortgage, instrument, lease, agreement, contract or restriction to which Seller is a party, or by which Seller is bound or which is applicable to any of the Purchased Assets, or (iii) require the approval, consent or authorization of any federal, state or local court, or any creditor of Seller or any other person or entity, other than such approvals, consents or authorizations as have heretofore been obtained.

(g)                                  To Seller’s knowledge there are no investigations, actions, lawsuits, claims, arbitrations or proceedings, either judicial, administrative or otherwise, pending or threatened or contemplated, against or affecting Seller with respect to the Purchased Assets.

(h)                                 No representation or warranty of Seller in this Agreement contains any untrue statement of a material fact or misstatement of a material fact or omits to state a material fact necessary to make the statements of Seller in this Agreement not misleading.

6.                                      Representations and Warranties of Buyer.  Buyer hereby makes the following representations and warranties to Seller, none of which shall survive the Closing:

(a)                                 Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  Buyer has full corporate power and authority to own and lease its properties and to conduct its business as and where such business has been and is now being conducted.

(b)                                 This Agreement has been duly authorized, executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, except as limited by laws relating to bankruptcy or insolvency or general equitable principles.

Buyer has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

(c)                                  All consents, approvals, resolutions, authorizations, actions or orders, including, without limitation, those which must be obtained from governmental agencies or authorities, required of Buyer for the authorization, execution and delivery by Buyer of, and for the consummation by Buyer of the transactions contemplated by, this Agreement have been obtained by Buyer.

(c)                                  The execution and delivery of this Agreement by Buyer does not, and the consummation by Buyer of the transactions contemplated by this Agreement does not, (i) conflict with or violate any judicial or administrative order, award, judgment or decree applicable to Buyer, or (ii) conflict with any of the terms, conditions or provisions of the articles of incorporation or bylaws of Buyer, or any mortgage, instrument, lease, agreement, contract or restriction to which Buyer is a party, or by which Buyer is bound, or (iii) require the approval, consent or authorization of any federal, state or local court, or any creditor of Buyer or any other person or entity.

(d)                                 No representation or warranty of Buyer in this Agreement contains any untrue statement of a material fact or misstatement of a material fact or omits to state a material fact necessary to make the statements of Buyer in this Agreement not misleading.

7.                                      Indemnification.

(a)                                 Seller hereby agrees to indemnify each of Buyer, its affiliates, equity holders, managers, partners, officers, employees, agents, representatives, successors and permitted assigns (the “Buyer Indemnified Parties”) and save and hold each of them harmless from and against and pay on behalf of or reimburse the Buyer Indemnified Parties as and when incurred for any and all liabilities, demands, claims, actions, causes of action, assessments, losses, costs, damages, deficiencies, taxes, fines or expenses (whether or not arising out of third party claims), including, without limitation, interest, penalties, reasonable attorneys’ fees and expenses, and all amounts paid in investigation, defense or settlement of any of the foregoing (collectively, “Losses”), which any Buyer Indemnified Party may suffer, sustain or become subject to, in connection with, incident to, resulting from or arising out of or in any way relating to or by virtue of any material misrepresentation or breach of warranty on the part of Seller under this Agreement or any breach of any covenant or agreement on the part of Seller under this Agreement.

(b)                                 Buyer hereby agrees to indemnify each of Seller, its affiliates, equity holders, managers, partners, officers, employees, agents, representatives, successors and permitted assigns (the “Seller Indemnified Parties”) and save and hold each of them harmless from and against and pay on behalf of or reimburse the Seller Indemnified Parties as and when incurred for any and all Losses, which any Seller Indemnified Party may suffer, sustain or become subject to, in connection with, incident to, resulting from or arising out of or in any way relating to or by virtue of any material misrepresentation or breach of warranty on the part of Buyer under this Agreement or any breach of any covenant or agreement on the part of Buyer under this Agreement.

(c)                                  The provisions in Section 19(d) of the Original APA regarding defense of claims shall apply with respect to any claims for indemnification made pursuant to this Section 7.

8.                                      Sale of Inventory.  As of the Closing Date, Seller has in inventory fewer than 3,500 units of school uniform merchandise sold in connection with the School Uniform Apparel Marks.  Seller shall have the right for a period of six (6) months following the Closing Date to continue to market, sell and distribute (but not manufacture) such merchandise, provided such sales do not hinder or interfere with the marketing of school uniform apparel by Buyer.  At the end of such six (6) month period, Seller shall cease all use of the School Uniform Apparel Marks and destroy any remaining inventory or remove any School Uniform Apparel Marks on or incorporated in such inventory.

9.                                      Mutual Consent.  Notwithstanding anything to the contrary contained in the Mutual Consent, from and after the Closing Date the consent of Buyer contained in Section 1 of the Mutual Consent shall not be deemed to apply to (and Seller shall not make any application for) the registration of any Marks for use in connection with school uniforms.

10.                               Pending Applications and Existing Registrations.

(a)                                 Amendment of Pending Applications/Registrations.  Seller shall forthwith amend all of its trademark applications and registrations with respect to the Marks including, but not limited to, those identified in Schedule 1 to reflect that school uniforms are excluded from the identification of goods listed therein, subject however, to the following:  If (i) (a) the applications and registrations cannot by law or without unreasonable cost be amended consistent with the foregoing, or (b) the trademark office of the relevant country will allow the simultaneous registration of the same Mark with, on the one hand, school uniforms and on the other hand, with one or more of medical, corporate, military, governmental, hospitality, hotel, motel, airline, clean room, safety, industrial, police and fire uniforms, and (ii) no third party owns prior rights to any Mark shown on Schedule 1 for any goods in Class 25 that cover any type of uniforms, then Buyer and Seller may promptly file new class 25 trademark applications where the goods in Buyer’s new application are apparel for school, and the goods in Seller’s new application are one or more of apparel for medical, corporate, military, governmental, hospitality, hotel, motel, airline, clean room, safety, industrial, police and fire markets, and thereafter the relevant pending application or registration will be cancelled by Seller; provided, however, that in no event shall Seller be required to file any amendment, registration, cancellation or withdrawal that would or could reasonably be expected to, diminish in any respect Seller’s Intellectual Property Rights as they relate to Non-School Uniform Markets.  In the event that Seller (a) cannot contractually make the amendments as described above and the law of the relevant country will not allow the aforementioned concurrent registration, or (b) making such amendments would or could reasonably be expected to, diminish in any respect Seller’s Intellectual Property Rights as they relate to Non-School Uniform Markets, then this Agreement shall be deemed to include a grant by Seller to Buyer of a royalty free, fully paid-up, fully transferable, exclusive license to use the School Uniform Apparel Marks consistent with this Agreement (such license expressly excluding use of the Marks with respect to Non-School Uniform Markets), and such license including minimum quality control by Seller such that it does and will not interfere in any way with Buyer’s business .  Subject to the foregoing, Buyer and Seller shall cooperate to amend any applications and registrations to reflect the intent of this Agreement.

(b)                                 Seller Not to Use School Marks.  Seller shall never use, register, or apply for registration of the School Uniform Apparel Marks, and Seller shall not assert its rights against Buyer for its use of the School Uniform Apparel Marks. Other than the School Uniform Apparel Mark included in the Purchased Assets, Seller has not used, and in the future will not use, and “Cherokee” Marks in connection with the manufacture, marketing and sale of school uniforms and apparl marketed specifically to the school uniform market. The foregoing is not intended to, and shall not, restrict Seller’s rights with respect to the Marks in connection with Non-School Uniform Markets.

(c)                                  Future Applications of Seller.  All future applications for registration by Seller of any Mark shown on Schedule 1 for any goods in Class 25 that cover any type of uniforms will clearly reflect that school uniform apparel is excluded from the identification of goods listed therein.  By way of illustration, an application or registration may not simply recite “uniforms,” but an application or registration reciting “uniform apparel to medical, corporate, military, governmental, hospitality, hotel, motel, airline, clean room, safety, industrial, police and fire markets,” would be permissible.  An application reciting “uniforms excluding school uniforms” would also be permissible.

d.                                      Enforcement of Rights.  If Buyer seeks to enforce its rights in the registrations listed in Schedule 1 which cover the School Uniform Apparel Marks and these registrations cannot be amended consistent with the foregoing, then Seller shall provide Buyer with whatever rights Buyer reasonably needs to enforce its rights in the School Uniform Apparel Marks for the duration of such enforcement effort, but only insofar as doing so does not diminish Seller’s Intellectual Property Rights as they relate to Non-School Uniform Markets.  Seller shall cooperate with Buyer in Buyer’s enforcement of its rights in the School Uniform Apparel Marks, and Buyer shall reimburse Seller for any out-of-pocket costs incurred by Seller in connection therewith.

11.                               Miscellaneous.

a.                                      Original APA.  The provisions of Section 21 of the Original APA are hereby made a part of this Agreement by this reference; provided, however, that for these purposes, references therein to (i) “Agreement” shall be deemed to refer to this Agreement, (ii) “Seller” shall be deemed to refer to Buyer hereunder, (iii) “Buyer” shall be deemed to refer to Seller hereunder, (iv) “Acquired Assets” shall be deemed to refer to the Purchased Assets, and (v) addresses for purposes of the notice provisions therein shall be deemed to refer to the current addresses and contacts for each of Buyer and Seller as set forth on the signature page hereof.

b.                                      Introduction Agreement.  Seller shall retain any royalty payments received pursuant to the Target License, and Seller shall pay Buyer any commissions due under the Introduction Agreement including, without limitation, with respect to such sales.

c.                                       Introduction Agreement.  The Introduction Agreement is terminated as of the Closing Date.

d.                                      Physical or Electronic Files.  Upon the reasonable request of Buyer, in order that Buyer may enforce its rights in the Purchased Assets, Seller shall provide Buyer with a copy of any of the physical or electronic files related to the School Uniform Apparel Marks in its possession, custody or control.

[Signature Page follows]

IN WITNESS WHEREOF, the undersigned have caused their duly authorized officers to execute this Agreement as of the date first set forth above.

“Buyer”

CHEROKEE INC., a Delaware corporation

By:	/s/ Henry Stupp
Name:	Henry Stupp
Title:	CEO

“Seller”

STRATEGIC PARTNERS, INC., a California corporation

By:	/s/ Robert Pierpoint
Name:	Robert Pierpoint
Title:	COO/CFO

Address for Notices:

If to Buyer:	If to Seller:

Cherokee Inc. 5990 Sepulveda Blvd., Suite 600 Sherman Oaks, CA 91411 Attn: Howard Siegel, President and COO Fax: (818) 908-9191	Strategic Partners, Inc. 9800 DeSoto Avenue Chatsworth, CA 91311 Attn: Bob Pierpoint Fax: (818) 686-1575

with a copy to:	with a copy to:

Jeffer Mangels Butler & Mitchell LLP 1900 Avenue of the Stars, 7th Floor Los Angeles, CA 90067 Attention: Rod S. Berman, Esq. Fax: (310) 203-0567	Michelman & Robinson LLP 15760 Ventura Blvd., 5th Floor Encino, CA 91436 Attention: Sanford L. Michelman, Esq. Fax: (818) 783-5507

Schedules and Exhibits

Schedule 1	Trademarks

Exhibit A	Original APA

Exhibit B	Mutual Consent